UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41737

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On March 27, 2024 Lifezone Metals Limited issued a press release providing an update on the closing its Private Placement of US$50 Million of Unsecured Convertible Debentures. A copy of that press release is furnished as Exhibit 99.1 to this report on Form 6-K, along with the forms of the subscription agreement and debenture.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated March 27, 2024, titled “Lifezone Metals Closes Private Placement of US$50 Million of Unsecured Convertible Debentures”.

99.2##	Form of subscription agreement related to issuance of Unsecured Convertible Debentures.

99.3##	Form of Unsecured Convertible Debenture.

## Portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Registrant customarily and actually treats as private or confidential.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: March 27, 2024	By:	/s/ Ingo Hofmaier
	Name:	Ingo Hofmaier
	Title:	Chief Financial Officer

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